Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K



Randers, 2 October 2006
Stock exchange announcement No. 44/2006

SUPPL

Vestas receives order from PacifiCorp in the USA for 140 MW for delivery in 2007

Vestas has received a US order for 78 units of V80-1.8 MW wind turbines, which will be delivered in the first quarter of 2007 for the Marengo project in the state of Washington.

The order has been placed by PacifiCorp, one of the West's leading electric utilities, serving more than 1.6 million customers in six western states. PacifiCorp has more than 8,400 megawatts of generation capacity from coal, hydro, wind power, gas-fired combustion turbines, geothermal and solar. PacifiCorp operates as Pacific Power in Oregon, Washington and California; and as Rocky Mountain Power in Utah, Wyoming and Idaho. The company was acquired by MidAmerican Energy Holdings Company in 2006.

Vestas will supply and commission the 78 V80-1.8 MW wind turbines, and the order also includes a two-year maintenance and service agreement.

"*Vestas is pleased to become a supplier for another major utility in the United States. We are encouraged by PacifiCorp's active pursuit of renewable resources as an economically and environmentally beneficial component of its generation portfolio. Vestas is further pleased that the utility sector is continuing to emerge as an integral customer base in North America and welcomes this opportunity to expand the Vestas presence in the Pacific Northwest*," says Jens Søby, President of Vestas Americas A/S.

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 39/2006 of 24 August 2006.

Any questions may be addressed to Jens Søby, President of Vestas Americas A/S, telephone +1 503 830 5000 or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S